

August 2, 2013

<u>Via E-Mail</u>

William J. Whelan, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

>   **Re:** **AngloGold Ashanti Holdings Finance PLC**
>   **Amendment No. 1 to Schedule TO-I filed on August 1, 2013**
>   **Schedule TO-I filed on July 25, 2013**
>   **By AngloGold Ashanti Holdings Plc**
>   **File No. 005-87547**

Dear Mr. Whelan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. Please revise to file any tender offer materials furnished to security holders by or on behalf of the filing persons, or advise us. Refer to Item 12 of Schedule TO and Item 1016(a)(1) of Regulation M-A.

<u>Offer to Purchase</u>

2. Please advise as to why AngloGold Ashanti Limited should not be included as an offeror on the Schedule TO, or revise to add AngloGold Ashanti Limited as an offeror and include all of the information required by Schedule TO as to

AngloGold Ashanti Limited and any control persons. In this regard, we note that it appears that the offer is being made on behalf of AngloGold Ashanti Limited. We note that the convertible bonds are convertible into American Depositary Shares of AngloGold Ashanti Limited. In addition, AngloGold Ashanti Limited is the guarantor of the convertible bonds and the guarantor of the new notes which will finance the offer. We also note that on page 26, the disclosure states that the bonds have been accounted for in AngloGold Ashanti Limited's financial statements as a short-term liability (debt) and the offer will result in the extinguishment of its short-term liability with respect to the bonds. Refer to Section II.D.2. of the Current Issues and Rulemaking Projects Outline (Nov. 14, 2000).

Summary Terms of the Offer

Who is making the Offer, page 3

3. Please revise to disclose whether AngloGold Ashanti Holdings plc is a wholly owned subsidiary of AngloGold Ashanti Limited, the guarantor of the bonds.

Source and Amount of Funds, page 20

4. Please revise to update this section to clarify that the cash proceeds received from the new note offering will be used to purchase all of the outstanding convertible bonds, assuming all convertible bonds are tendered in the offer.

Miscellaneous, page 30

5. We note your disclosure that the offer "will not be made to (nor will tenders be accepted from or on behalf of)" holders residing in a jurisdiction where you cannot comply with that jurisdiction's applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusion of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions